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SEC FILE NUMBER 000-30486
CUSIP NUMBER

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

☒   Form 10-K   ☐   Form 20-F   ☐   Form 11-K   ☐   Form 10-Q   ☐   Form 10-D   ☐   Form N-SAR  ☐   Form N-CSR

For the period ended: June 30, 2006

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I-REGISTRANT INFORMATION
Full Name of Registrant: Former Name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Advanced Communications Technologies, Inc. N/A 420 Lexington Avenue, Suite 2739 New York, New York 10170

PART II-RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

☒

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N - SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The registrant’s management and the registrant's accountants have not completed their review of the registrant's financial statements and Form 10-KSB for the year ended June 30, 2006, and the registrant's former accountants have not completed their review of the registrant's financial statements and Form 10-KSB for the year ended June 30, 2006 for the purpose of issuing their consent to the inclusion of their opinion on the prior year’s financial statements.

PART IV-OTHER INFORMATION
     (1)   Name and telephone number of person to contact in regard to this notification:

Gary A. Miller	215	851-8472

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒   Yes   ☐   No
If the answer is no, identify report(s).

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Please see exhibit A attached hereto.

Advanced Communications Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2006	By:	/s/ Wayne I. Danson President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

ATTACHMENT TO FORM 12b-25

Part (IV)(3) Anticipated Changes in Results of Operations

The registrant anticipates reporting a material change in results of operations for the year ended June 30, 2006 as compared to the year ended June 30, 2005 as follows:

For the fiscal year ended June 30, 2006, the registrant incurred consolidated net loss of $574,000 compared to $736,000 for the fiscal year ended June 30, 2005. Net loss from continuing operations was $574,000 for the year ended June 30, 2006 compared to income from continuing operations of $460,000 for the year ended June 30, 2005. The registrant had a working capital deficiency of $1,296,000 and $139,000 as of June 30, 2006 and 2005, respectively. The registrant’s consolidated current liabilities increased from $1,839,000 as of June 30, 2005 to $2,959,000 as of June 30, 2006.

Consolidated gross sales for the fiscal year ended June 30, 2006 was $9.2 million as compared to revenue of $7.5 million for the fiscal year ended June 30, 2005. The sales growth was primarily attributable to the operations of our subsidiary Cyber-Test, Inc. (“Cyber-Test”) for the fiscal year ended June 30, 2006. The increase in Cyber-Test’s gross sales in fiscal 2006 was primarily due to shifting its sales mix from the repair of core products such as fax machines, printers and multifunction machines to PDA, Blackberry units and laptop repair.

Consolidated gross profit increased from $2,643,000 for the year ended June 30, 2005 to $3,224,000 for the year ended June 30, 2006. Cyber-Test experienced an increase of $499,000 in gross profit for the year ended June 30, 2006 as compared to 2005. Cyber-Test’s gross profit was 34.6% of sales for the fiscal year ended June 30, 2006 compared to 35.1% for 2005. The increase in Cyber-Test gross profit was a result of a 21% increase in gross sales which was reduced by a 22% increase in cost of sales.

Consolidated operating expenses for the fiscal years ended June 30, 2006 and 2005 were $3,935,000 and $4,449,000, respectively, representing a $514,000 decrease from the fiscal year ended June 30, 2005. The decrease was primarily attributable to a decrease in selling, general and administrative expenses of $873,000 due to the decrease in overhead expenses and was partially offset by an increase of $385,000 in professional and consulting expense as compared to the fiscal year ended June 30, 2005.

In fiscal 2005, the registrant included Pacific Magtron International Corp.’s (“PMIC”) loss of $1,195,000 from operations, net of minority interest, from January 1, 2005 through May 11, 2005, the date PMIC filed petitions to reorganize its and its subsidiaries’ businesses under Chapter 11 of the U.S. Bankruptcy Code. As of June 30, 2005, the registrant had written off its investment in PMIC.